[redacted]

04002555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
MAR 04 2004
WASH. D.C. 155 SECTION

| SEC FILE NUMBER |
|---|
| 8- 27440 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DISALLE SECURITIES & MORTGAGE COMPANY

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1909 RIVER ROAD
(No. and Street)

| MAUMEE | OHIO | 43537 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DANIEL DISALLE (419) 893-0751
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM VAUGHAN COMPANY
(Name – *if individual, state last, first, middle name*)

| 145 CHESTERFIELD LANE | MAUMEE | OH | 43537 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MR. DANIEL DISALLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DISALLE SECURITIES & MORTGAGE COMPANY, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

MARY JO FISCHER
Notary Public, State of Ohio
My Commission Expires 3/10/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DISALLE SECURITIES AND MORTGAGE CO.

## AUDITED FINANCIAL STATEMENTS

**December 31, 2003**

## CONTENTS

Certified Public Accountants
Business Consultants
145 Chesterfield Lane
Maumee, Ohio 43537-3836
419-891-1040
Fax 419-891-1065
www.wvco.com

William Vaughan Company

William L. Vaughan, CPA
Gregory J. Arndt, CPA, CFE
Dennis H. Snell, CPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA
Blake N. Radcliffe, CPA, ABV

## INDEPENDENT AUDITORS' REPORT

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

We have audited the accompanying statements of financial condition of DiSalle Securities and Mortgage Co. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiSalle Securities and Mortgage Co. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Vaughan Company

February 24, 2004

**DISALLE SECURITIES AND MORTGAGE CO.**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2003 and 2002**

**ASSETS**

| | 2003 | 2002 |
|---|---|---|
| **Current assets** | | |
| Cash | $ 36,747 | $ 5,650 |
| Commissions receivable | 0 | 70,000 |
| Dividends receivable | 9,734 | 8,558 |
| Prepaid expenses | 1,228 | 0 |
| Total current assets | 47,709 | 84,208 |
| **Property and equipment** | | |
| Computer equipment | 933 | 933 |
| Less accumulated depreciation | 467 | 280 |
| Net property and equipment | 466 | 653 |
| **Other assets** | | |
| Marketable securities, at market value (Note 5) | 2,002,693 | 1,947,321 |
| Ohio workers' compensation deposit | 12 | 12 |
| Total other assets | 2,002,705 | 1,947,333 |
| Total assets | $ 2,050,880 | $ 2,032,194 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2003 | 2002 |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable | $ 965 | $ 740 |
| Commissions payable | 0 | 38,773 |
| Non-interest bearing obligation due to affiliated company (Note 2) | 149,553 | 114,595 |
| Total liabilities | 150,518 | 154,108 |
| **Contingency** (Note 5) | | |
| **Stockholder's equity** | | |
| Common stock, 500 shares authorized, stated value $2 per share, 250 shares issued and outstanding | 500 | 500 |
| Amount paid in excess of stated value | 27,686 | 27,686 |
| Retained earnings | 1,872,176 | 1,849,900 |
| Total stockholder's equity | 1,900,362 | 1,878,086 |
| Total liabilities and stockholder's equity | $ 2,050,880 | $ 2,032,194 |

The accompanying notes are an integral part of these financial statements.

**DISALLE SECURITIES AND MORTGAGE CO.**
**STATEMENTS OF OPERATIONS**
**For the Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| **Revenue** | | |
| Commissions earned on private placement of direct participation programs (Note 2) | $ 143,500 | $ 119,000 |
| Unrealized gain (loss) on marketable securities | 18,912 | (119,105) |
| Interest and dividend income | 37,655 | 32,086 |
| Total revenue | 200,067 | 31,981 |
| **Selling, general and administrative expenses** | | |
| Commissions | 87,061 | 70,623 |
| Management fees (Note 2) | 21,574 | 20,762 |
| Other operating expenses (Notes 2 and 4) | 32,756 | 27,665 |
| Total selling, general and administrative expenses | 141,391 | 119,050 |
| Net income (loss) | $ 58,676 | $ (87,069) |

The accompanying notes are an integral part of these financial statements.

**DISALLE SECURITIES AND MORTGAGE CO.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Years Ended December 31, 2003 and 2002**

| | Common Stock | | Amount Paid In Excess Of | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Stated Value | Earnings | Equity |
| **Balances, December 31, 2001** | 250 | $ 500 | $ 27,686 | $ 1,980,269 | $ 2,008,455 |
| Net loss for the year ended December 31, 2002 | | | | (87,069) | (87,069) |
| Distributions to stockholder | | | | (43,300) | (43,300) |
| **Balances, December 31, 2002** | 250 | 500 | 27,686 | 1,849,900 | 1,878,086 |
| Net income for the year ended December 31, 2003 | | | | 58,676 | 58,676 |
| Distributions to stockholder | | | | (36,400) | (36,400) |
| **Balances, December 31, 2003** | 250 | $ 500 | $ 27,686 | $ 1,872,176 | $ 1,900,362 |

The accompanying notes are an integral part of these financial statements.

**DISALLE SECURITIES AND MORTGAGE CO.**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2003 and 2002**

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net income (loss) | $ | 58,676 | $ | (87,069) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | | |
| Unrealized (gain) loss on marketable securities | | (18,912) | | 119,105 |
| Depreciation | | 187 | | 187 |
| Changes in operating assets and liabilities: | | | | |
| (Increase) decrease in: | | | | |
| Commissions receivable | | 70,000 | | 35,000 |
| Dividends receivable | | (1,176) | | (1,098) |
| Prepaid expenses | | (1,228) | | 0 |
| Increase (decrease) in: | | | | |
| Accounts payable | | 225 | | 740 |
| Commissions payable | | (38,773) | | (22,944) |
| Net cash provided by operating activities | | 68,999 | | 43,921 |
| **Cash flow from investing activities** | | | | |
| Purchases of marketable securities - dividends re-invested | | (36,460) | | (30,975) |
| Net cash used in investing activities | | (36,460) | | (30,975) |
| **Cash flows from financing activities** | | | | |
| Borrowings from affiliated company | | 34,958 | | 33,366 |
| Distributions to stockholder | | (36,400) | | (43,300) |
| Net cash used in financing activities | | (1,442) | | (9,934) |
| Net increase in cash | | 31,097 | | 3,012 |
| Cash at beginning of year | | 5,650 | | 2,638 |
| Cash at end of year | $ | 36,747 | $ | 5,650 |

The accompanying notes are an integral part of these financial statements.

**DISALLE SECURITIES AND MORTGAGE CO.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2003 and 2002**

**Note 1 - Significant accounting policies**

**Nature of business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), engaged in the sale of limited partnership interests through direct participation programs. The Company had one new sale and one ongoing sale during the year with a concentration in Northwest Ohio.

**Securities**

In accordance with industry accounting practices, marketable securities are carried at market value and any unrealized gain or loss is recognized currently in income. Marketable securities, which consists of common stock, had a cost of $193,670 and $157,210 at December 31, 2003 and 2002, respectively.

The Company purchased non-marketable securities consisting of non-trading stock and warrants to purchase more shares of the non-trading stock during 2000. These securities were carried at a total cost of $46,100 at the end of 2001, which approximated market value. The cost of the shares purchased was $26,000 and the cost of the warrants purchased was $20,100. During the year ended December 31, 2002, the stock began trading on the over-the-counter bulletin board. The market value of the stock at December 31, 2002 was less than the original cost of the stock. Accordingly, an unrealized loss of 6,000 was recognized in 2002 for the stock held. For the warrants to purchase additional shares of stock, their fair value was approximated taking into consideration the trading value of the stock at December 31, 2002. After considering the cost of the warrants, and the exercise price in relation to the trading amount at December 31, 2002, the warrants were considered to be worthless, and were written down to a fair value of zero.

During 2003, the value of the stock fell even further. Accordingly, an unrealized loss of $1,100 was recognized.

**Revenue recognition**

Commissions are recognized as income when earned according to Private Offering Contracts, rather than when received.

**Income taxes**

The Company has filed an election to be treated as an S-corporation under the applicable sections of the Internal Revenue Code. Under this election, all federal and state income taxes related to the Company's operations are included in the personal income tax returns of the stockholder.

**Estimates**

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 1 - Significant accounting policies** - Continued

**Cash and cash equivalents**

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

**Property and equipment**

Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system over statutory lives. Depreciation expense for both years ended December 31, 2003 and 2002 was $187.

**Note 2 - Related party transactions**

During the years ended December 31, 2003 and 2002, the Company sold limited partnership interests in partnerships in which the Company's controlling stockholder and business manager held a direct equity position. Gross commissions earned from these sales amounted to $143,500 and $119,000 for 2003 and 2002, respectively.

The Company was advanced funds from a company related through common ownership and control. At December 31, 2003 and 2002, such advances amounted to $149,553 and $114,595, respectively.

For the years ended December 31, 2003 and 2002, the Company was charged management fees of $21,574 and $20,762, respectively, by a related party, as well as rent expense of $10,800 for both years, included as part of other operating expenses.

**Note 3 - Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002, the Company's net capital was in excess of the required capital.

**Note 4 - Other operating expenses**

The Company expenses advertising costs as incurred. Advertising costs which were $1,002 and $1,000 for the years ended December 31, 2003 and 2002, respectively, are included in the total amount of other operating expenses.

**Note 5 - Contingency**

The Company is subject to built-in gains tax on its unrealized appreciation of marketable securities as of the date of conversion to an S-corporation, October 1, 1998. The built-in gains tax is imposed if the assets are disposed of within the 10 year period following the conversion date. At December 31, 2003 and 2002, the maximum estimated built-in gains tax liability on unrealized appreciation of marketable securities is approximately $381,000 calculated at a 35% built-in gains tax rate. Management intends to hold the investment in marketable securities throughout the 10 year period therefore, no built-in gains tax is expected to be imposed. Accordingly, no deferred tax liability has been reflected in the financial statements at December 31, 2003 and 2002.

# SUPPLEMENTAL INFORMATION

**DISALLE SECURITIES AND MORTGAGE CO.**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| **Net capital** | | |
| Total ownership equity from statement of financial condition | $ 1,900,362 | $ 1,878,086 |
| Deduct nonallowable assets | 12 | 12 |
| Net capital before haircuts on security positions | 1,900,350 | 1,878,074 |
| Haircuts on securities | | |
| Trading and investment securities | 297,569 | 292,098 |
| Undue concentration | 296,069 | 290,598 |
| Net capital | $ 1,306,712 | $ 1,295,378 |
| **Aggregate indebtedness** | | |
| Total liabilities from statement of financial condition | $ 150,518 | $ 154,108 |
| **Computation of net capital requirement** | | |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital | $ 1,296,677 | $ 1,290,378 |
| Excess net capital at 1000% | $ 1,291,660 | $ 1,279,967 |
| Percentage of aggregate indebtedness to net capital | 11.52% | 11.90% |
| **Reconciliation with Company's computation of net capital** | | |
| Net capital, as reported in Company's Part II-A FOCUS Report | $ 1,306,245 | $ 1,280,725 |
| Increase in total ownership equity due to auditors' year end adjustments | 467 | 20,653 |
| Increase in haircuts (net) | 0 | (6,000) |
| Net capital per above | $ 1,306,712 | $ 1,295,378 |

**DISALLE SECURITIES AND MORTGAGE CO.**
**STATEMENT REGARDING EXEMPTION FROM**
**REQUIREMENTS OF SEC RULE 15c3-3**
**December 31, 2003 and 2002**

DiSalle Securities and Mortgage Co. is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting nor holding funds or securities for, nor owing money or securities to customers.

Certified Public Accountants
Business Consultants
145 Chesterfield Lane
Maumee, Ohio 43537-3836
419-891-1040
Fax 419-891-1065
www.wvco.com

William Vaughan Company

William L. Vaughan, CPA
Gregory J. Arndt, CPA, CFE
Dennis H. Snell, CPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA
Blake N. Radcliffe, CPA, ABV

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

In planning and performing our audit of the financial statements and supplementary information of DiSalle Securities and Mortgage Co. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Vaughan Company

February 24, 2004